Emerald Health Therapeutics and STENOCARE Receive Swedish Medicines Agency Approval to Provide Medical Cannabis Oil to Patients

VANCOUVER, September 10, 2020 - Emerald Health Therapeutics, Inc. ("Emerald") (TSXV: EMH; OTCQX: EMHTF) and STENOCARE A/S today announced that they have received special approval from the Swedish Medicines Agency to provide medical cannabis oil to Swedish patients who have applied via their doctor to use such products for treatment purposes.

STENOCARE, located in Denmark, is a leading supplier of prescription-based medical cannabis products for patient treatment to help them improve quality of life. Under an agreement signed in November 2019, Emerald will supply STENOCARE with its medical cannabis products for Denmark and other markets such as Sweden.

Medical cannabis is not legalized in Sweden for general use in treatment, however, several patients diagnosed with chronic nervous system pain, spasms and nausea from chemotherapy applied for a prescription to use medical cannabis oil as an experimental treatment of their illness. Together with the Swedish authorities, the companies are now processing the required information to commence import and distribution in Sweden. It is expected that the products will be available for patients during 2020 pending international import and export certificates.

"We have been applying conventional treatment protocols to patients with neuropathic pain and find it relevant to supplement with medical cannabis," said Niels V. Olsen, D.M.Sc., an anesthesiologist at Pain and Psychiatry Center Malmö. "We will test how medical cannabis oil can help reduce pain, spasm and enable better mobility for patients with severe chronic pain related to cancer or nerve injuries."

"We have a vision to help patients to improve their quality of life and we look forward to assessing the benefits of medical cannabis oil and how it impact the lives of Swedish patients," said Thomas Skovlund Schnegelsberg, CEO of STENOCARE. "It is an important part of our new STENOCARE 2.0 Strategy to be able to introduce high quality medical cannabis products to patients and doctors, even at an early stage, into new countries. Together with our high-quality supplier, Emerald Health Therapeutics, we look forward to commence delivery of products to Sweden."

"Helping to provide patients with high quality medical cannabis products was the foundational objective of Emerald. As we continue our business transformation, we are pleased to partner with STENOCARE and to refocus some effort on this important objective and opportunity. We are pleased to see the approval process advancing and look forward to the first delivery of our SYNCTM medical cannabis oil products to Sweden," said Riaz Bandali, President & CEO & of Emerald.

About STENOCARE A/S

STENOCARE A/S was founded in 2017 with the purpose of being an active participant in the Danish Medical Cannabis Pilot Programme. The company was the first to receive the Danish Medicines Agency's permission to import, distribute as well as cultivate and produce medical cannabis. STENOCARE is also developing a separate production facility for the cultivation and production of medical cannabis at the company's premises in Jutland, Denmark. STENOCARE is, and has always been, fully devoted to bringing the best quality source of products to patients in the Danish market approved under the Danish Medical Cannabis Pilot Program.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is committed to creating new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products, with an emphasis on life science-based innovation and production excellence. Emerald's operating assets are designed to uniquely serve the Canadian marketplace and targeted international opportunities.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals or permits; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in Emerald's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Emerald undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.